SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of December, 2003


                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                    RYANAIR TO APPEAL NANCY COURT DECISION
                TO PREVENT THE RETURN OF LOW FARES TO STRASBOURG

Ryanair, Europe's No.1 low fares airline today (Thursday, 18th December 2003) said it will immediately appeal the decision of the Court of Appeal in Nancy in it's ongoing fight to return Ryanair's low fares to consumers in Strasbourg. In the meantime, consumers will continue to be forced to pay Air France's ridiculously high fares on the Strasbourg to London route.

Ryanair's Chief Executive, Michael O'Leary said:
"We have instructed our lawyers to appeal this decision which prevents the return of low fares air travel to Strasbourg. This decision flies in the face of the findings of the Courts own appointed Commissaire de Government who said in his submission:

 1. That the Administrative Court in Strasbourg did not have the competence to make a finding on the commercial agreement between Ryanair and Strasbourg Airport.
 2. That the terms of the agreement between Ryanair, Strasbourg Airport and the CCI, did not constitute State Aid
 3. That the BritAir case be thrown out, and that the costs be awarded against BritAir.

"Ryanair is committed to restoring its low fares Strasbourg-London service, and will be appealing this decision, if necessary all the way through the French courts and to the European Court in Luxembourg itself.

"We would like to apologise to ordinary French consumers and visitors, who will continue to be forced to pay Air France's rip-off high fares of nearly EUR800.00 (return midweek fare, not staying Saturday night) for Strasbourg to London flights, instead of the EUR9.00 (plus taxes) one-way fares charged by Ryanair. "We are confident that the European courts will in time recognise the benefits for consumers and the regions of low cost air travel between Strasbourg and London".

Ends.            Thursday, 18th December 2003

For further information
Please contact:          Paul Fitzsimmons             Pauline McAlester
                         Ryanair                      Murray Consultants
                         Tel. 353-1-8121212           Tel. 353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 December 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director